

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 14, 2015

Via E-mail
Gary W. Hansen
Vice President & Controller
Alexanders, Inc.
210 Route 4 East
Paramus, New Jersey 07652

  Re: Alexander's, Inc.
    Form 10-K for the year ended December 31, 2014
    Filed February 17, 2015
    File No. 001-06064

Dear Mr. Hansen:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kim McManus

      Kim McManus
      Staff Attorney
      Office of Real Estate and
      Commodities